Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	State of Incorporation	Percentage Owned

Meredith Holding Company (MHC)	Iowa	100%

Locust Street Insurance Company	New York	100% by MHC

Allrecipes.com, Inc.	Washington	100%

Meredith Funding Corporation	Delaware	100%

KPTV/KPDX Broadcasting Corporation	Oregon	100%

Genex	California	100%

Big Communications, L.L.C.	Iowa	100%

All other subsidiaries of the Company, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.